SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-

ROBOMATIX TECHNOLOGIES LTD. ANNOUNCES SALE OF ROBOMATIX (ISRAEL) LTD. IN CONSIDERATION FOR NIS 2.7 MILLION

            Tel Aviv, Israel, November 12, 2002/ PRNewswire/ -- Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), announced today the sale of Robomatix (Israel) Ltd., a wholly owned subsidiary, in consideration for NIS 2,700,000. The consideration is to be paid in three equal installments over a period of two years. The transaction was duly approved by Robomatix. This transaction is to improve the liquidity of the company.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Robomatix and its affiliates. These forward-looking statements are based on the current expectations of the management of Robomatix only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company's affiliates' products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Robomatix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Amit Goldwasser, Chief Executive Officer
Tel.: 011-972-3-6969222
e-mail: amit@silverboim.co.il

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. By: /s/ Zvika Barinboim Chairman of the Board of Directors

Date: November 12, 2002